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                              November 1, 2023

       Steve Manko
       Chief Financial Officer
       SkyWater Technology, Inc.
       2401 East 86th Street
       Bloomington, Minnesota 55425

                                                        Re: SkyWater
Technology, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2023
                                                            Response dated
September 25, 2023
                                                            File No. 001-40345

       Dear Steve Manko:

              We have reviewed your September 25, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 1, 2023 letter.

       Form 10-K for the Fiscal Year Ended January 1, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measure, page 47

   1. We reviewed your response to prior comment 3; however, it remains unclear to us how you determined a
non-GAAP adjustment related to an inventory impairment is consistent with Question 100.01 of
the Division of Corporation Finance   s Compliance & Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. As noted in your response, the
                                                        nature of your business
includes designing and providing specialized products and
                                                        services to customers
and there are risks related to your inventory. Based on the nature of this adjustment and the
nature of your business, it appears to us that risks related to specialized products
and significant customers are normal operating expenses related to your business. Please
do not include non-GAAP adjustments related to inventory
                                                        impairments in future
periods.
 Steve Manko
SkyWater Technology, Inc.
November 1, 2023
Page 2


Item 8. Financial Statements and Supplementary Data
Note 5. Balance Sheet Information, page 68

2. We note your response to prior comment 7, including the fact that you recognize contract assets and contract liabilities in accordance with ASC 606. Based on your response, it remains unclear to us how you determined that presenting accounts receivable and contract assets in the same balance sheet line item is appropriate and complies with ASC
         606-10-45-4.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteve Manko                                Sincerely,
Comapany NameSkyWater Technology, Inc.
                                                             Division of
Corporation Finance
November 1, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName